UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

Infocrossing, Inc.

(Name of Subject Company)

Infocrossing, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45664X 10 9

(CUSIP Number of Class of Securities)

Nicholas J. Letizia
Senior Vice President, General Counsel & Secretary
2 Christie Heights Street
Leonia, New Jersey 07605
(201) 840-4700

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara L. Becker, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
(212) 351-4000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing contains the following exhibits:

Exhibit A   —   Joint press release, dated August 6, 2007.

Exhibit B   —   Letter from Zach Lonstein, Chairman and CEO of Infocrossing, to employees, dated August 6, 2007.

Exhibit C   —   Frequently asked questions for Infocrossing employees.

Exhibit D   —   Frequently asked questions for Infocrossing clients.

EXHIBIT A

FOR RELEASE AT 9:15 AM ET

Contacts:

Chairman and Chief Executive Officer Zach Lonstein Infocrossing, Inc. (201) 840-4726 zach.lonstein@infocrossing.com	Chief Financial Officer William McHale Infocrossing, Inc. (201) 840-4732 william.mchale@infocrossing.com
Investor Relations Michael Wilczak Infocrossing, Inc. (201) 840-4941 michael.wilczak@infocrossing.com	Media Relations Polly Wade Infocrossing, Inc. (678) 728-1654 polly.wade@infocrossing.com

WIPRO TECHNOLOGIES TO ACQUIRE INFOCROSSING

Acquisition of data center leader expected to position Wipro as the leader in global Remote Infrastructure Management Business

Bangalore, India and Leonia, New Jersey, USA – August 6, 2007   —   Wipro Technologies, the global IT services business of Wipro Limited (NYSE:WIT), and Infocrossing, Inc. (NASDAQ: IFOX), a US-based provider of IT infrastructure management, enterprise application and business process outsourcing services, today announced that the companies have signed a definitive agreement for Wipro to acquire Infocrossing for $18.70 per share in an all cash deal that will create one of the world leaders in end-to-end IT infrastructure management solutions. The acquisition will be conducted by means of a tender offer for all of the outstanding shares of Infocrossing, followed by a merger of Infocrossing with a Wipro subsidiary. The tender offer is subject to a number of customary closing conditions, including regulatory approvals, and is expected to close by the fourth quarter of 2007.

‘‘Wipro Technologies has identified global infrastructure services as an important driver of growth for the company and is pleased to add Infocrossing, which provides integrated managed infrastructure services to premier global clients,’’ said Suresh Vaswani, President, Global IT Service-lines, of Wipro. ‘‘Total Outsourcing Services, which include our IT infrastructure services, grew 75% in the past year proving global clients are increasingly realizing the value of these services. This acquisition of an acknowledged industry leader broadens the data center and mainframe capabilities of Wipro Technologies to uniquely position us in the remote infrastructure management space. Through Infocrossing we are deepening our presence in the United States with the addition of five data center locations and approximately nine hundred employees.’’    Sudip Banerjee, President Enterprise Solutions of Wipro Technologies added, ‘‘With its unique Platform based solutions, Infocrossing also brings in significant expertise in Health plan & Payer Management segments. With its proven track record of processing over 175 million claims annually and providing contracted services to over 90 managed care organizations, Infocrossing will considerably enhance Wipro’s ADM & BPO offerings to our Healthcare customers.’’

The global IT infrastructure market has been projected to be $150 billion and the global market opportunity for remote infrastructure management services has been predicted to reach $70 billion, according to industry association NASSCOM. Infocrossing’s expertise in hosted and managed IT infrastructure services will enhance Wipro’s current service offerings. The Company operates five state-of-the art data centers in the United States and provides a full portfolio of infrastructure management solutions, including server management, mainframe outsourcing, network management and security services. For the twelve months ended March 31, 2007, Infocrossing had revenues of $232.4 million and net income of $9.3 million.

‘‘Infocrossing is pleased to be joining such a strong global organization such as Wipro Technologies,’’ said Zach Lonstein, Chairman and Chief Executive Officer of Infocrossing. ‘‘We selected Wipro after conducting a full process and believe that by coupling our strong services and U.S.-based operations with the global delivery model of Wipro Technologies, we will be able to drive additional value for the shareholders and clients of both our companies.’’

Wipro was advised on the transaction by Citigroup and represented by the law firm of Wilson Sonsini Goodrich and Rosati, and Infocrossing was advised by Credit Suisse Securities (USA) LLC and represented by the law firm of Gibson, Dunn & Crutcher LLP.

Wipro and Infocrossing will hold a conference call with investors on Monday, August 6, 2007 at 2:30 p.m. ET to discuss the announcement.   The call-in number for the live audio call beginning at 2:20 p.m. ET is 1-973-633-1010. A live web cast of the conference call will also be available on Infocrossing’s website at http://www.infocrossing.com. The webcast may also be accessed at ViaVid’s website at www.viavid.net. To access the webcast, you will need to have the Windows Media Player on your desktop. This event is optimized for Microsoft’s Windows media player version 9. To download go to http://www.microsoft.com/windows/windowsmedia/download. Wipro and Infocrossing will also hold a conference call on Tuesday August 7, 2007 at 7.00 am Indian Standard Time (9.30 pm US Eastern Time on Monday, August 6, 2007) to discuss the acquisition and answer questions sent to email ID: rajesh.ramaiah@wipro.com. An audio broadcasting of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com. The dial-in details of the call are +91 22 2781 3019 / +91 22 6776 3709. Replay numbers are +91 22 6776 3709 (Replay available till September 6, 2007).

Additional Information

The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell Infocrossing, Inc.’s (‘‘Infocrossing’’) common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this press release when they become available because they will contain important information. The tender offer statement will be filed by Wipro Limited (‘‘Wipro’’) with the Securities and Exchange Commission (‘‘SEC’’), and the solicitation/recommendation statement will be filed by Infocrossing with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Infocrossing or Wipro with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Infocrossing, Inc., Investor Relations, 2 Christie Heights Street, Leonia, New Jersey 07605, (201) 840-4700.

Safe Harbor Statement

This release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. As such, final results could differ from estimates or expectations due to risks and uncertainties, including, but not limited to: completion of the tender offer and merger; incomplete or preliminary information; changes in government regulations and policies; continued acceptance of the Company’s products and services in the marketplace; competitive factors; closing contracts with new customers and renewing contracts with existing customers on favorable terms; expanding services to existing customers; new products; technological changes; the Company’s dependence upon third-party suppliers; intellectual property rights; difficulties with the identification, completion, and integration of acquisitions; and other risks. For any of these factors, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, as amended.

About Wipro

Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s Global IT Services business was recently assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers. In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations. Wipro’s ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange – Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in

About Infocrossing

Infocrossing, Inc. (NASDAQ:IFOX) is a provider of selective IT infrastructure, enterprise application and business process outsourcing services delivering the computing platforms and proprietary systems that enable companies, regardless of industry, to process data and share information within their business, and between their customers, suppliers and distribution channels. Leading companies leverage Infocrossing’s robust computing infrastructure, skilled technical team, and process-driven operations to reduce costs and improve service delivery by outsourcing the operation of mainframes, mid-range, open system servers, networks and business processes to Infocrossing.

EXHIBIT B

August 6, 2007

A message from Zach Lonstein,

This morning, we issued a press release announcing that we have agreed to merge with Wipro, a global provider of IT outsourcing services for Fortune 1000 companies. This is an exciting time and a tremendous opportunity for our employees, clients and shareholders.

Wipro is a recognized market leader that was named one of the top 10 Global Outsourcing Service Providers in 2007 by the International Association of Outsourcing Professionals (IAOP), and the company was named one of the 10 leading outsourcing companies in Meta Group’s 2006 list of North American outsourcing providers. The company is listed on the New York Stock Exchange (NYSE: WIT) and currently has a $20 billion market capitalization.

This is an important transaction for both companies. Approximately 65% of Wipro’s revenues come from the North American market, and the company has determined that it needs to make a significant investment in building its delivery capabilities in the United States. For Wipro, Infocrossing provides an established, national data center infrastructure, experienced staff with expertise in every major computing platform, an enterprise client base of Fortune 1000 accounts and complementary services that expand their presence in the infrastructure management, healthcare BPO and enterprise application services markets. For Infocrossing, Wipro provides greater scale, a global presence and broader services that will enable the Company to participate in larger outsourcing engagements and accelerate growth through cross-selling of services within our existing client base.

We have a significant opportunity before us. IT outsourcing remains a strong and growing market driven by companies that want to implement business-enabling technologies. Together, we will have the scale, capabilities and delivery model to effectively compete for new outsourcing opportunities and increase the value that we can offer to our clients. More importantly, this transaction provides our employees with the opportunity to be part of a rapidly growing, market-leading company.

Please join us for an all-employee conference call today at 1:30pm to find out more about today’s announcement. Details about the call will be sent in a separate email later this morning.

Regards,

Zach Lonstein
Chairman and CEO
Infocrossing, Inc.

Additional Information

Wipro’s tender offer to acquire shares of Infocrossing’s common stock has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell Infocrossing’s common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding such tender offer when they become available because they will contain important information. The tender offer statement will be filed by Wipro with the Securities and Exchange Commission (‘‘SEC’’), and the solicitation/recommendation statement will be filed by Infocrossing with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Infocrossing or Wipro with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Infocrossing, Inc., Investor Relations, 2 Christie Heights Street, Leonia, New Jersey 07605, (201) 840-4700.

EXHIBIT C

Frequently Asked Questions — Employees

I.	About Wipro

•	Tell us about Wipro’s business, its history and its management. Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. The company began in 1945 and has grown into a diverse, multi-billion company with over 73,000 employees in 53 locations in 29 countries around the world. For the year ended March 31, 2007, Wipro reported revenues of approximately $3.4 billion and net income of $671 million.

•	What is Wipro’s organization structure and what are the different business lines? Wipro has six divisions:

Wipro Technologies (WT)

Wipro Technologies is the global IT services business division of Wipro Limited. Working in 44 development centres across the world, Wipro Technologies uses powerful technologies to provide services for business transformation and product realization as well as complete solutions for the service provider market.

Wipro Infotech (WI)

Wipro Infotech is a division of Wipro Limited and provides customers with high value Information Technology Solutions, Infrastructure, Services and Platforms in India and is all set to offer high end Technology Services and Solutions for the Asia Pacific and the Middle East markets.

Wipro BPO (WBPO)

Wipro BPO is the Business Processes Outsourcing services provider division of Wipro Ltd. It is one of the largest 3rd party BPOs in India. It employs – associates. Recently, it has opened its first centre outside India in Romania.

Wipro Consumer Care and Lighting (WCCLG)

Wipro Consumer care and Lighting is the FMCG arm of Wipro Limited which continuously introduces innovative products and adds value to existing brands, each of which is the promise of good health and value for money. Its brands include Santoor, Wipro Shikakai, Wipro Active and Wipro Baby Soft. WCCLG is now India’s 3rd largest FMCG player.

Wipro Infrastructure Engineering (WIN)

Wipro Infrastructure Engineering (formerly Wipro Fluid Power) was Wipro’s first diversification in 1975, to address the hydraulic equipment requirements of mobile original equipment manufacturers in India. Over the past 25 years, the Wipro Fluid Power business unit has become a leader in the Hydraulic Cylinders and Truck Tipping Systems markets in India. Wipro Fluid Power intends growing its business by leveraging its dominant market share in India to serve the global manufacturing requirements of Hydraulic Cylinders and Truck Tippers.

Wipro GE Medical Systems Limited

Wipro GE Medical Systems is a joint venture between Wipro and General Electric Company. A part of GE Medical Systems South Asia, it caters to customer and patient needs with a commitment to uncompromising quality. Wipro GE is the market leader with unmatched distribution and service reach in South Asia and is India’s largest exporter of medical systems. Wipro GE pioneered the manufacture of Ultrasound and Computed Tomography systems in India and is a supplier for all GE Medical Systems products and services in South Asia.

•	Can you provide a brief overview of the TIS business? Wipro’s Technology Infrastructure Services (TIS) is the largest Indian IT infrastructure service provider in terms of revenue, people and customers with more than 200 clients in the United States, Europe and Japan and over 750 clients in Asia Pacific. The Company offers a broad range of services, including mainframe and server management, network management, security services, database administration, IT Help Desk and application management services. The TIS business represents about 21% of IT Business revenue of Wipro.

•	How big is Wipro outside of India? Approximately 65% of Wipro’s annual revenues are derived from the North American market and the company employees approximately 6,000 people in the United States, and another 4000 in Europe and Asia Pacific

•	What is the work culture at Wipro like? Wipro’s culture is built on the values of – Unyielding Integrity, Intensity to Win and Acting with Sensitivity. The company expects all its employees to treat all individuals with utmost respect irrespective of their position, gender, and race. There is a strong emphasis on meritocracy and going the extra mile for excellence in work. In fact, Wipro is one of the pioneers to use Six Sigma and Lean concepts successfully in the service industry. The company has a central body called Wipro Innovation Group to drive innovations across the company and the Company prides itself on being rated by Business Week amongst the Top 25 Innovators of the World. Unyielding integrity in actions and words is integral to the day to day life in Wipro.

II.	About the Deal

•	Why would Wipro want to retain the staff at Infocrossing? Approximately 65% of Wipro’s annual revenues are derived from North America and the company has determined that they need to increase their delivery capabilities in the United States to establish a greater competitive advantage and effectively compete for large, multi-year outsourcing engagements. Wipro views Infocrossing as the foundation to building those capabilities in the United States. Furthermore, the company views this as an opportunity to strengthen their capabilities in the mainframe services market. In addition, Wipro hires more than 12,000 people annually and has an urgent need for employees in the United States to support their growth.

•	How does the Infocrossing business fit into the overall organizational structure of Wipro? The intent is to keep Infocrossing intact as a wholly-owned subsidiary of Wipro. This will enable us to continue focusing on selling and supporting our selective outsourcing services while drawing on the broader resources and capabilities of Wipro to offer expanded solutions to our clients.

III.	About policies/ roles/ managers/ benefits/ office location

•	Does Wipro plan to layoff people? Infocrossing was already in the process of developing an off-shoring plan and Wipro intends to move forward with the implementation. However, Wipro’s timeframe is longer than ours and they have a much larger business and therefore, more opportunity to redeploy people into other positions.

•	How many positions are going to be moved off-shore? We are still finalizing our plans and haven’t determined the number of positions that will be off-shored. However, we expect that the majority of the people performing these roles will be required to support the growth of the business.

•	What does that mean for the employees whose positions are off-shored? Wipro is growing at approximately 40% a year and they hire more than 10,000 people annually to support their growth. We have an experience team of people that Wipro expects to use to support its growth. The company would like to redeploy these employees to the extent possible in alternative positions.

•	What is the timeline for transition? We have not finalized a transition plan, so there currently is no timeline. However, Wipro’s goal is to be able to re-deploy people to support new outsourcing engagements. As a result, we expect the timeline to be fairly long so that people can be sufficiently trained to move into new roles.

•	Wipro has IMS, healthcare and EAS business lines. Will Infocrossing be broken up into these three business lines? The current plan is to keep Infocrossing as a single entity within Wipro. We do plan to develop an integrated go-to-market strategy that will enable us to sell broader solutions to our existing clients.

•	What happens if I choose not to join Wipro after the deal is closed? Wipro is a large company with enormous career opportunities and we see Infrastructure Services as a strategic growth area for the company. As a new Wipro employee, you can expect to become a part of an environment having the highest employee standards and great opportunities to use and enhance your skills. We hope you will be able to see the opportunity that Wipro relationship has for you. However, should you choose not to join the company after the deal closure, the company will honour all its commitments made at the time of your employment with Infocrossing with respect to separation benefits.

•	Will my salary be changed after transition to Wipro? We don’t anticipate that your total compensation will change, however, the structure may change to reflect Wipro’s salary and bonus structure.

•	What will happen to my medical plan and 401(K) contributions? At some point Infocrossing employees will move into Wipro’s benefit plans. They offer very competitive benefits to their employees. Their health and wellness plans are self-funded and provide flexibility, low deductibles and out-of-pocket caps and low co-payments. In addition, they offer matching 401k contributions as well as other benefits that are not provided at Infocrossing today.

•	What are my career options after I change to Wipro? Extensive. We will be joining a global company that has over 73,000 employees working on five continents. The business is growing at approximately 40% per year and they are hiring over 10,000 people annually. Needless to say, there are extensive opportunities for you to transition across roles, projects, domains, countries and businesses. The Human Resources function runs a structured program of Internal Job Posting that gives all employees a chance to apply for the various positions that open up in the company. As a Wipro employee, you will have an access to these opportunities just like other existing employees.

•	What will happen to my Infocrossing stock options? All of the outstanding stock options will vest and will be redeemed for cash at the time of the closing.

•	If at a later date Wipro terminates me, will I get the severance benefit I am eligible for in Infocrossing? Anyone that is terminated as a result of a reduction in force will be eligible for severance benefits.

IV.	About Integration Plan

•	Will the existing management of Infocrossing continue? The existing management team will remain with the Company after the transaction has been completed.

•	Who will be the new head of the business? Zach Lonstein will continue to remain with the Company and will lead the business.

•	Will my immediate manager change? Will I have to start reporting to a new manager from Wipro? No, the intent is to keep Infocrossing intact and the organization structure in place.

•	What is the step wise plan for integration? How long will it last? We are going to form an integration team that will develop this plan between now and closing. At this stage we have not developed a detailed integration plan.

•	Who can I go to in case I have any questions about integration? Direct your questions to your immediate manager or the Human Resources representative for your group. You can also go to the Infocrossing intranet and submit any questions via the web.

•	What will happen to the Infocrossing brand? We will continue to use the Infocrossing name for some time.

•	Should I stop the initiatives I am running currently? No, please continue running those initiatives. Until the closing is complete, the two companies will continue working independently and no changes of any kind have to be made.

•	What has Wipro’s past integration experience been? In keeping with our overall M&A strategy, Wipro has acquired companies which have helped them enhance their service portfolio and meet the needs of their clients.

In the recent past, Wipro has made six other acquisitions which you would have heard about – New Logic in the embedded design space, mPower in the banking segment, cMango is the infrastructure service management space, Enabler in the retail consulting space, Saraware in the wireless solutions space and Quantech in the product design space. The integration of these entities has gone on well, the teams have started working together and we are seeing the benefits of the combined entity.

The company has a well defined Integration process and a team which is cross functional. This team has some of the seasoned people of Wipro. At this stage there is tremendous confidence in the team and this confidence is largely because of both Infocrossing and Wipro share the same beliefs and are there to make this business unit better than before.

Additional Information

Wipro’s tender offer to acquire shares of Infocrossing’s common stock has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell Infocrossing’s common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding such tender offer when they become available because they will contain important information. The tender offer statement will be filed by Wipro with the Securities and Exchange Commission (‘‘SEC’’), and the solicitation/recommendation statement will be filed by Infocrossing with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Infocrossing or Wipro with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Infocrossing, Inc., Investor Relations, 2 Christie Heights Street, Leonia, New Jersey 07605, (201) 840-4700.

EXHIBIT D

Frequently Asked Questions — Clients

V.	About Wipro

•	Tell us about Wipro’s business, its history and its management. Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. The company began in 1946 as a ground nut crushing business and has grown into a diverse, multi-billion company with over 60,000 employees in 53 locations in 29 countries around the world. For the quarter ending December 31, 2006, Wipro reported revenues of $899 million, and net income of $169 million.

•	What is Wipro’s organization structure and what are the different business lines? Wipro provides IT services in five broad areas: Technology Infrastructure Services (TIS) which involves managing clients’ computing operations, IT Services, which includes Enterprise Application Services (CRM, ERP, e-Procurement and SCM) to e-Business solutions, Business Process Outsourcing (BPO), Technology Consulting and Product Engineering.

•	Brief overview of TIS business? Wipro’s Technology Infrastructure Services (TIS) is the largest Indian IT infrastructure service provider in terms of revenue, people and customers with more than 200 clients in the United States, Europe and Japan and over 650 clients in India. The Company offers a broad range of services, including mainframe and server management, network management, security services, database administration, IT Help Desk and application management services.

VI.	About the Deal

•	Why would Wipro want to retain the staff at Infocrossing? Approximately 65% of Wipro’s annual revenues are derived from North America and the company has determined that they need to increase their delivery capabilities in the United States to establish a greater competitive advantage and effectively compete for large, multi-year outsourcing engagements. Wipro views Infocrossing as the foundation to building those capabilities in the United States. Furthermore, the company does not have strong expertise in mainframe services and views this as an opportunity to strengthen their capabilities in that market. In addition, Wipro hires more than 12,000 people annually and has an urgent need for employees in the United States to support their growth.

•	How does the Infocrossing business fit into the overall organizational structure of Wipro? The intent is to keep Infocrossing intact as a wholly-owned subsidiary of Wipro. This will enable us to continue focusing on selling and supporting our selective outsourcing services while drawing on the broader resources and capabilities of Wipro to offer expanded solutions to our clients.

VII.	About Business Relationship, Contacts, Integration, etc.

•	How will the Company operate after closing? Will there be a new management team? Infocrossing will remain a single entity within Wipro and will continue to operate as it does today.

•	Do you plan to move your service delivery organization off-shore? Wipro’s goal is to utilize Infocrossing as the foundation for expanding its delivery capabilities in the United States. As a result, the rationale for this transaction is not based on moving significant delivery functions off-shore. However, we have been evaluating an off-shore delivery model for over a year and expect that some functions will be moved to India.

•	Does Wipro plan to layoff people? The majority of the people that are currently supporting functions that may be off-shored are expected to be utilized to support new client engagements.

•	What is the timeline for transition? We have not finalized a transition plan, so there currently is no timeline.

•	If so, how will you ensure that it doesn’t disrupt my business? We are not planning to close any facilities or migrate equipment as a result of this transaction. Furthermore, the organization is expected to remain intact and you will continue to be supported by your current account management and delivery organizations. Therefore, we expect this to be a seamless transition for our clients.

•	Will my contacts change? No, you will continue to work with the same account managers, executives and service delivery staff.

•	What services will the company offer? The Company will offer a broad range of services, including mainframe and server management, network management, security services, database administration, IT Help Desk and application management services, as well as Enterprise Application Services (CRM, ERP, e-Procurement and SCM) to e-Business solutions, Business Process Outsourcing (BPO) and Technology Consulting.

•	What happens if we currently work with both companies? Will we have two account teams – one from Wipro and one from Infocrossing? Until the transaction is closed, you should continue working with both of your current Infocrossing and Wipro account teams.

•	Will any of the facilities be closed? Will this require a migration of my platforms? No, there are no plans to close any facilities or migrate any equipment as a result of this transaction.

Additional Information

Wipro’s tender offer to acquire shares of Infocrossing’s common stock has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell Infocrossing’s common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding such tender offer when they become available because they will contain important information. The tender offer statement will be filed by Wipro with the Securities and Exchange Commission (‘‘SEC’’), and the solicitation/recommendation statement will be filed by Infocrossing with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Infocrossing or Wipro with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Infocrossing, Inc., Investor Relations, 2 Christie Heights Street, Leonia, New Jersey 07605, (201) 840-4700.